Mail Stop 4561
Via Fax (650) 556-1194

May 8, 2009

Joshua Pickus
Chief Executive Officer
SupportSoft, Inc.
1900 Seaport Boulevard, 3rd Floor
Redwood City, CA 94063

> **Re:** **SupportSoft, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 11, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed April 27, 2009**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 10, 2009**
> **File No. 000-30901**

Dear Mr. Pickus:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 1. Business, page 3

1.   In future filings please provide the financial information about geographic areas including information about long-lived assets required by Item 101(c)(1)(xiii) of Regulation S-K. Note that to the extent the financial statements contain

information responsive to the item, you may provide a cross reference to the financial statements in lieu of presenting duplicative data.

Customers, page 9

2.   We note your disclosure in your risk factors section that a small number of customers and channel partners have historically accounted for substantial portions of your revenue. You also state that for the fourth quarter of 2008 that "Customer A and Customer B" accounted for 22% and 12% of total revenue, respectively, and that for the year ended December 31, 2008, "Customer A and Customer C" accounted for 11% and 13% of total revenue, respectively. Please note that Item 101(c)(1)(vii) of Regulation S-K requires that you disclose the name of any customer, and its relationship if any with you, if sales to the customer generate 10 percent or more of sales. In your response, please provide us with this information and confirm that you will disclose the identities of any such customers in future filings, as appropriate. Further, please provide us with an analysis regarding whether you are substantially dependent upon any these 10% or greater customers for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K.

Intellectual Property, page 10

3.   Please tell us whether you are significantly dependent on one or more of your patents, trademarks or licenses. If so, you should discuss their importance and duration. See Item 101(c)(1)(iv) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition

Enterprise Revenue, page 59

4.   You indicate on page 60 that you offer multi-year maintenance agreements. Please tell us if you offer multi-year maintenance agreements in multiple element arrangements with your perpetual licenses and, if so, explain to us how you have established VSOE of the maintenance element in such arrangements. As part of your response, compare the length of your typical multi-year maintenance agreement to the estimated economic life of your perpetual licenses. Refer to TPA 5100.54 by analogy.

Note 3. Business Combination, page 68

5.   We note that you engaged an independent third-party appraisal firm to assist in
        determining the fair values of the assets acquired and liabilities assumed in
        connection with your purchase of YourTechOnline.com. Please clarify the role of
        the independent third-party appraisal firm in determining the value of the assets
        and liabilities. Refer to Question 233.02 of the Division of Corporation Finance's
        Compliance and Disclosure Interpretations of Securities Act Rules.

Form 10-K/A for Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 6

6.   We note your use of peer group comparison and benchmarking surveys and that
        your Committee uses the third quartile as a guideline for establishing
        compensation for each of your named executive officers. While we note your
        statement that short-term cash incentive opportunities are in the third quartile of
        comparable companies, please tell us what consideration you gave to disclosing
        the actual percentiles for fiscal 2008 compensation for each benchmarked element
        of compensation.

7.   We note your disclosure that in exceptional cases you may use an outside
        compensation consultant. In future filings, please clarify whether you did or did
        not use an outside compensation consultant for the fiscal years covered.

8.   Please expand your discussion to provide additional analysis of the effect of
        individual performance on annual cash incentive and stock option awards. You
        should provide additional detail and an analysis of how individual performance
        affected actual compensation for the named executive officers. For example,
        disclose the elements of individual performance, both quantitative and qualitative,
        and specific contributions the Committee considered in its evaluation. In
        addition, the extent to which performance targets, whether individual or
        corporate, were met, exceeded, or not met should also be disclosed. See Item
        402(b)(2)(vii) of Regulation S-K.

Item 13. Certain Relationships and Related-Party Transactions, page 32

9.   We note that you have a process for review and approval of related party
        relationships and transactions. Your disclosure should include a statement of
        whether such policies and procedures are in writing and, if not, how such policies
        and procedures are evidenced. In addition, you may wish to expand your
        disclosure to address more specifically the standards to be applied pursuant to

your policies for review and approval. Please refer to Item 404(b) of Regulation S-K.

Preliminary Proxy Statement on Schedule 14A

General

10.   Please tell us how you considered including your historical financial statements and other information about your business in accordance with Part B of Form S-4, which is applicable to your filing by operation of Item 14(c)(1) of Schedule 14A. We note that it does not appear that you have either incorporated information by reference, as provided by Item 10 of Form S-4, or indicated that your proxy is accompanied by the documents specified in Item 12 of Form S-4.

Proposal 1: The Asset Sale and the Asset Purchase Agreement

Background of the Asset Sale, page 21

11.   Your discussion of the transaction should compare the terms of the initial agreement entered into with Consona and clarify how the terms of the current agreement vary from the initial terms. Discuss any significant proposals and counter-proposals made by the selling and purchasing parties. With respect to the initial and amended terms, disclose whether SupportSoft relied on any reports, opinions or appraisals received from an outside party. If so, please refer to paragraph (b)(6) of Item 14 to Schedule 14A.

Post-Closing Business and Proceeds from the Asset Sale, page 27

12.   Please expand your discussion regarding the consumer business to provide a more detailed textual discussion of the assets and liabilities being retained. Discuss how management plans to conduct business following the asset sale and provide a balanced discussion of management's views as to not only the opportunities afforded but also the challenges with respect to the retained business activities. Refer to Item 303 of Regulation S-K in considering the appropriate historical as well as prospective information about the financial performance and business activities of the ongoing business.

Opinion of our Financial Advisor, page 28

13.   Please clarify how you selected Thomas Weisel Partners LLC from among the three potential financial advisors you initially met with in August 2008 and described on page 21. State whether you had or have any material relationship with TWP during the past two years or presently other than as described in connection with the asset sale. In addition, disclose whether you or TWP

recommended the amount of the contingent consideration to be paid. Refer to
Item 1015(b) of Regulation M-A and Item 14(b)(6) of Schedule 14A.

Selected Consolidated Financial Data, page 49

14.   Please tell us how you considered including Pro Forma Selected Financial Data
pursuant to Item 14(b)(9) of Schedule 14A.

Unaudited Pro Forma Consolidated Financial Information, page 50

15.   Please tell us what consideration you gave to presenting pro forma information for
the same periods as those presented in your audited financial statements. See
Section H Question 6 of the Division of Corporation Finance's July 2001 Third
Supplement to the Manual of Publicly Available Telephone Interpretations.

Unaudited Financial Statements of the Enterprise Business of SupportSoft, Inc., page 55

16.   We note your statement that you have not presented a statement of cash flows for
the Enterprise business because it was deemed impracticable. However, we also
note your statement on page 58 of your 10-K that you assess cash flows at the
operating segment level, and you present the Enterprise business as an operating
segment in Footnote 2 of your Form 10-K. In light of these facts, please clarify
for us why it was impracticable to prepare a statement of cash flows for the
Enterprise Business for the purposes of your proxy statement.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filings, you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. If you thereafter require further assistance, you may contact Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477, or the undersigned at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney

cc: Via Facsimile (650) 739-3900
        Stephen Gillette, Esq.
        Jones Day